tns

File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

17 October 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – RNS Announcement – Director's exercise of options – Tony Cowling.
2. Taylor Nelson Sofres plc – RNS Announcment – Director's exercise of options – David Lowden.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

X:\Users\CompanySecretarial 050101\Plc\Letters\SEC Letters 2005\051017 - (Securities & Exchange Commission)(RNS announcements).doc

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Announcement Details

Company	Headline	Embargo	Last Update
Taylor Nelson Sofres PLC	Director/PDMR Shareholding		15:05 14 Oct 05

Full Announcement Text

For immediate release **14 October 2005**

Taylor Nelson Sofres plc
Director's exercise of options

Taylor Nelson Sofres plc (TNS) has been advised that the Chairman, Tony Cowling, today exercised options to purchase 116,000 ordinary shares of 5p each in the company, at n

The options were granted in 2002 under the Long Term Incentive Plan.

As a result of this transaction, Mr Cowling's combined beneficial holding in TNS is 1 representing 0.359 per cent of TNS's issued share capital.

For further information, please contact:

Janis Parks, Head of Investor Relations +44 (0) 20 8967 1584

Email to: janis.parks@tns-global.com

For immediate release **14 October 2005**

Taylor Nelson Sofres plc
Director's exercise of options

Taylor Nelson Sofres plc (TNS) has been advised that the Chief Operating Officer, David L exercised options over 325,000 ordinary shares of 5p each in the Company under the Lor Plan at an option price of 75p per share and sold a total of 175,000 ordinary shares at a pı share, representing 0.039 per cent of the company's issued share capital.

The proceeds of this sale will be used to fund the exercise of the options and partly fund th national insurance also due on the exercise, with an extra injection of funds from Mr Lowc shortfall.

As a result of these transactions, Mr Lowden has increased his combined beneficial holding iı 230,000 ordinary shares, representing 0.051 per cent of TNS's issued share capital.

For further information, please contact:

Janis Parks, Head of Investor Relations +44 (0)20 8967 1584

Email to: janis.parks@tns-global.com

END

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Announcement Details

Company	Headline	Embargo	Last Update
Taylor Nelson Sofres PLC	Director/PDMR Shareholding		15:00 14 Oct 05

Full Announcement Text

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the *issuer*

TAYLOR NELSON SOFRES PLC

....

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companie

(iii) both (i) and (ii)

(iii) see 3 below

....

3. Name of *person discharging managerial responsibilities/director*

DAVID LOWDEN (Director – in accordance with 2(iii) above)
ANDY BOLAND (Director – in accordance with 2(iii) above)
PEDRO ROS – (in accordance with 2 (i) above)
MIKE PENFORD – (in accordance with 2 (i) above)
JUDITH PASSINGHAM – (in accordance with 2 (i) above)
JAMIE HALL - (in accordance with 2 (i) above)

....

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/di.* identify the *connected person*

N/A

....

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respe interest

In relation to 3 above.

....

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

....

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

....

8 State the nature of the transaction

N/A

....

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

....

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculatin

N/A

....

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

....

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculatin

N/A

....

13. Price per *share* or value of transaction

N/A

....

14. Date and place of transaction

N/A

....

15. Total holding following notification and total percentage holding following notification (any *treasury shares* sh account when calculating percentage)

N/A

....

16. Date issuer informed of transaction

N/A

....

If a director/*person discharging managerial responsibilities* has been granted options by the *issuer* complete the f

17 Date of grant

14 OCTOBER 2005

....

18. Period during which or date on which it can be exercised

14 OCTOBER 2008

....

19. Total amount paid (if any) for grant of the option

NIL

....

20. Description of *shares* or debentures involved (*class* and number) .

ORDINARY SHARES 5 PENCE EACH

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

....

22. Total number of *shares* or debentures over which options held following notification

DAVID LOWDEN	**351, 000 SHARES**
ANDY BOLAND	**261, 000 SHARES**
PEDRO ROS	**125, 000 SHARES**
MIKE PENFORD	**75, 000 SHARES**
JUDITH PASSINGHAM	**125, 000 SHARES**
JAMIE HALL	**125, 000 SHARES**

....

23. Any additional information

The above grants are in relation to conditional awards granted under the 2005 Long Term Incentive Plan.

....

24. Name of contact and telephone number for queries

IAN PORTAL, COMPANY SECRETARY, 0208 967 2196

....

Name and signature of duly authorised officer of *issuer* responsible for making notification

IAN PORTAL, COMPANY SECRETARY, 0208 967 2196

....

Date of notification

14 OCTOBER 2005

....

END
END

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